David M. Vander Haar +1 612 766 8705 david.vanderhaar@FaegreBD.com	Faegre Baker Daniels LLP 2200 Wells Fargo Center 90 South Seventh Street Minneapolis Minnesota 55402-3901 Phone +1 612 766 7000 Fax +1 612 766 1600

March 20, 2012

Mary Beth Breslin, Esq. Senior Counsel Julia Griffith, Esq. Special Counsel U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549	Delivered by EDGAR

Re:	Hutchinson Technology Incorporated Registration Statement on Form S-1 File No. 333-179384 Schedule TO-I File No. 005-37228

Dear Mses. Breslin and Griffith:

Enclosed are drafts of changed pages to the cover page, Q&A and Summary of the Offers that we are filing as correspondence in anticipation of filing an Amendment No. 3 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) and an Amendment No. 4 to the Company’s Schedule TO-I (the “Schedule TO”), each originally filed on February 6, 2012, of Hutchinson Technology Incorporated (the “Company”) in response to the comments of the Staff on March 16, 2012.

As discussed in our telephone call yesterday, we will amend the Registration Statement in light of the Staff’s comments and we appreciate the offer to review the enclosed pages before that filing, particularly as they relate to the Staff’s Comments 3 and 7.

Again, thank you for arranging the call yesterday and agreeing to look at these changes in advance of the filing of the Company’s next amendment. If you have any questions, comments or concerns regarding these changes, please telephone me at (612) 766-8705 or Alyn Bedford at (612) 766-7342. Thank you for your time and consideration.

March 20, 2012

Very truly yours,

FAEGRE BAKER DANIELS LLP

David M. Vander Haar

cc:	David P. Radloff

Peggy Steif Abram

Alyn Bedford

As filed with the Securities and Exchange Commission on March 21, 2012

Registration No. 333-179384

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HUTCHINSON TECHNOLOGY INCORPORATED

(Exact name of Registrant as specified in its charter)

Minnesota	3679	41-0901840
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Hutchinson Technology Incorporated

40 West Highland Park Drive NE

Hutchinson, MN 55350

Telephone (320) 587-3797

(Address, Including Zip Code, and Telephone Number, Including

Area Code, of Registrant’s Principal Executive Offices)

David P. Radloff

Vice President and Chief Financial Officer

Hutchinson Technology Incorporated

40 West Highland Park Drive NE

Hutchinson, MN 55350

Telephone (320) 587-3797

(Name, Address, Including Zip Code, and Telephone Number,

Including Area Code, of Agent for Service)

Copies to: David M. Vander Haar Peggy Steif Abram Faegre Baker Daniels LLP 2200 Wells Fargo Center 90 South Seventh Street Minneapolis, MN 55402 Phone: (612) 766-7000 Fax: (612) 766-1600	Copies to: Robert A. Zuccaro Latham & Watkins LLP 885 Third Avenue, Suite 1000 New York, NY 10022-4834 Phone: (212) 906-1200 Fax: (212) 751-4864

Date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Security	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
8.50% Senior Secured Second Lien Notes due 2017 (“New Notes”) issuable pursuant to the Exchange Offer	$68,618,000	100% (1)	$68,618,000 (1)	$8,298.52 (1)

(1)	Estimated pursuant to Rule 457(f) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of calculating the registration fee. The maximum aggregate principal amount of the 3.25% Convertible Subordinated Notes due 2026 (the “Outstanding 3.25% Notes”) to be tendered is $76,243,000. The registration fee is based on the book value of such Outstanding 3.25% Notes ($72,412,901).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus may change. We may not complete the Tender/Exchange Offers, each as described below, and, where applicable, issue the related securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer is not permitted.

SUBJECT TO CHANGE, DATED MARCH 21, 2012

PRELIMINARY PROSPECTUS AND OFFER TO PURCHASE

HUTCHINSON TECHNOLOGY INCORPORATED

Offer to Exchange and Offer to Purchase for Cash relating to any and all 3.25% Convertible Subordinated Notes due 2026	Offer to Purchase for Cash relating to up to $26,666,000 of 8.50% Convertible Senior Notes due 2026

*************************************

Upon the terms and subject to the conditions described in this prospectus and offer to purchase (as it may be supplemented or amended from time to time, the “prospectus”), and set forth in the related letters of transmittal, Hutchinson Technology Incorporated will:

(1) offer to exchange or purchase (the “3.25% Tender/Exchange Offer”), at the election of each holder and subject to the Outstanding 3.25% Notes Tender Limit described below, its outstanding 3.25% Convertible Subordinated Notes due 2026 (the “Outstanding 3.25% Notes”) for:

(a) a new series of 8.50% Senior Secured Second Lien Notes due 2017 (such notes being offered hereby, the “New Notes”), in an amount equal to $900 principal amount of New Notes for each $1,000 principal amount of Outstanding 3.25% Notes exchanged (the “Exchange Option”),

(b) cash in an amount equal to $800 for each $1,000 principal amount of Outstanding 3.25% Notes tendered (the “Tender Option”). If more than $34,685,000 aggregate principal amount of Outstanding 3.25% Notes (the “Outstanding 3.25% Notes Tender Limit”) are tendered for purchase, Hutchinson Technology Incorporated will accept the Outstanding 3.25% Notes tendered for purchase on a pro rata basis and return any Outstanding 3.25% Notes that are not accepted for purchase to the holder of such notes, or

(c) a combination of the Exchange Option and the Tender Option, subject to the Outstanding 3.25% Notes Tender Limit;

(2) to the extent that the the proceeds (the “Private Placement Proceeds”) generated from the private placement of notes of the same series as the New Notes (the “Private Notes”) and warrants to purchase common stock (the “Warrants”) that is anticipated to be consummated concurrently with the consummation of the 3.25% Tender/Exchange Offer (the “Private Placement”) exceed the amount used to fund the purchase of Outstanding 3.25% Notes pursuant to the Tender Option of the 3.25% Tender/Exchange Offer, apply an amount of cash equal to the lesser of any such excess Private Placement Proceeds (the “Residual Private Placement Proceeds”) and $20.0 million (the aggregate principal amount of Outstanding 8.50% Notes that can be purchased with the lesser of those two amounts being the “Outstanding 8.50% Notes Tender Limit”) to offer to purchase for cash its 8.50% Convertible Senior Notes due 2026 (the “Outstanding 8.50% Notes”), in an amount equal to $750 in cash for each $1,000 principal amount of Outstanding 8.50% Notes tendered (the “Outstanding 8.50% Notes Tender Offer” and, together with the 3.25% Tender/Exchange Offer, the “Offers”). If an aggregate principal amount of Outstanding 8.50% Notes in excess of the Outstanding 8.50% Notes Tender Limit is tendered for purchase, Hutchinson Technology Incorporated will accept the Outstanding 8.50% Notes tendered for purchase on a pro rata basis and return any Outstanding 8.50% Notes that are not accepted for purchase to the holder of such notes. If there are no Residual Private Placement Proceeds, Hutchinson Technology Incorporated will not purchase any Outstanding 8.50% Notes.

Each holder may participate in the Offers described above, at the election of such holder, each as summarized below:

The 3.25% Tender/Exchange Offer

	Security	CUSIP No.	Amount Outstanding	Consideration	Maximum Acceptance Amount
“Exchange Option”	Outstanding 3.25% Notes	448407AF3	$76,243,000	$900 principal amount of New Notes per $1,000 principal amount	any and all

“Tender Option”				$800 cash per $1,000 principal amount	$34,685,000 aggregate principal amount

The Outstanding 8.50% Notes Tender Offer
	Security	CUSIP No.	Amount Outstanding	Tender Consideration	Maximum Acceptance Amount
	Outstanding 8.50% Notes	448407AG1	$85,170,000	$750 cash per $1,000 principal amount	$26,666,000 aggregate principal amount

The 3.25% Tender/Exchange Offer will expire at 9:00 a.m., New York City time, on March 28, 2012 (the “3.25% Expiration Date”) unless earlier terminated or extended by us. Tenders of Outstanding 3.25% Notes may be withdrawn at any time before 9:00 a.m., New York City time, on the 3.25% Expiration Date. The Outstanding 8.50% Notes Tender Offer will expire at 9:00 a.m., New York City time, on April 12, 2012 (the “8.50% Expiration Date”) unless earlier terminated or extended by us. Tenders of Outstanding 8.50% Notes may be withdrawn at any time before 9:00 a.m., New York City time, on the 8.50% Expiration Date.

Outstanding 3.25% Notes and Outstanding 8.50% Notes that are not tendered for purchase or exchange or that are withdrawn before the applicable 3.25% Expiration Date or 8.50% Expiration Date will remain outstanding.

*************************************

See “Risk Factors” beginning on page 47 for a discussion of certain risks that you should consider before participating in the Offers.

Neither we, our officers, our board of directors, the exchange agent, the information agent nor the dealer manager is making any recommendation as to whether you should choose to tender your Outstanding 3.25% Notes for purchase or exchange or tender your Outstanding 8.50% Notes for purchase pursuant to the Offers.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The Dealer Manager for the Offers:

The date of this prospectus is                     , 2012.

QUESTIONS AND ANSWERS ABOUT THE OFFERS

The following answers to questions that you may have as a holder of Outstanding 3.25% Notes and/or Outstanding 8.50% Notes highlight selected information included elsewhere in this prospectus. To fully understand the Offers and the other considerations that may be important to your decision about whether to participate, you should carefully read this prospectus in its entirety, including “Risk Factors.” For further information about us, see “Where You Can Find More Information.”

Q: Why are you making the Offers?

A: Holders of the Outstanding 3.25% Notes have the right to require us to repurchase their Outstanding 3.25% Notes for cash in whole or in part, at par, beginning on January 15, 2013, and holders of the Outstanding 8.50% Notes have the right to require us to repurchase their Outstanding 8.50% Notes for cash in whole or in part, at par, beginning on January 15, 2015. Therefore, we are conducting the Offers to improve our financial flexibility by eliminating the repurchase (at the option of the holder) element of a portion of our indebtedness and to retire such indebtedness at a discount to par.

Q: What securities are being sought in the Offers?

A: We will offer to exchange any and all of the Outstanding 3.25% Notes for New Notes, to purchase for cash up to $34,685,000 aggregate principal amount of the Outstanding 3.25% Notes and, to the extent that the Private Placement Proceeds used to fund the Tender Option exceed the amount necessary to purchase Outstanding 3.25% Notes tendered for purchase up to the Outstanding 3.25% Notes Tender Limit, apply an amount of cash equal to the lesser of the Residual Private Placement Proceeds and $20.0 million to offer to purchase for cash up to $26,666,000 aggregate principal amount of the Outstanding 8.50% Notes. If there are no Residual Private Placement Proceeds, we will not purchase any of the Outstanding 8.50% Notes. As of the date hereof, $76,243,000 aggregate principal amount of the Outstanding 3.25% Notes are outstanding and $85,170,000 aggregate principal amount of the Outstanding 8.50% Notes are outstanding.

Q: Is there a maximum amount of Outstanding 3.25% Notes that will be accepted for purchase or exchange in the 3.25% Tender/Exchange Offer?

A: There is no limit to the amount of Outstanding 3.25% Notes we will accept pursuant to the Exchange Option. We will only use $27,748,435 to purchase Outstanding 3.25% Notes pursuant to the Tender Option. If more than $34,685,000 aggregate principal amount of Outstanding 3.25% Notes are tendered for purchase pursuant to the Tender Option, we will accept the Outstanding 3.25% Notes tendered for purchase on a pro rata basis.

Prior to the filing of this prospectus, we received agreements to exchange $41,558,000 in aggregate principal amount of Outstanding 3.25% Notes in the Exchange Option from two holders (one of whom holds the notes through five affiliated entities) and one of whom has also agreed to tender Outstanding 3.25% Notes in the Tender Option (the “Exchange Support Agreements”). We also received agreements from three holders (one whom has also agreed to exchange part of its notes in the Exchange Option) to tender $21,039,000 in aggregate principal amount of Outstanding 3.25% Notes in the Tender Option (the “Tender Support Agreements”). The notes covered by the Exchange Support Agreements represent not less than 54.51% of the Outstanding 3.25% Notes, and the notes covered by the Tender Support Agreements represent not less than 27.59% of the Outstanding 3.25% Notes. Together, the Exchange Support Agreements and Tender Support Agreements represent approximately 82.10% of the Outstanding 3.25% Notes.

The parties to the Exchange Support Agreements have agreed to purchase not less than $28,171,000 aggregate principal amount of Private Notes and Warrants in the Private Placement for a total purchase price of $27,748,435 and may purchase up to $40,000,000 aggregate principal amount of Private Notes and Warrants in the Private Placement for a total purchase price of $39,400,000. We will use the Private Placement Proceeds first to purchase Outstanding 3.25% Notes tendered in the Tender Option, up to the Outstanding 3.25% Notes Tender Limit.

Q: Is there a maximum amount of Outstanding 8.50% Notes that will be accepted for purchase in the Outstanding 8.50% Notes Tender Offer?

In connection with the Outstanding 8.50% Notes Tender Offer, we will apply an amount of cash equal to the lesser of any Residual Private Placement Proceeds and $20.0 million to purchase Outstanding 8.50% Notes tendered into the Outstanding 8.50% Notes Tender Offer up to the Outstanding 8.50% Notes Tender Limit (which in no event will exceed $26,666,000 aggregate principal amount of Outstanding 8.50% Notes). If the amount of cash required to purchase Outstanding 8.50% Notes tendered in the Outstanding 8.50% Notes Tender Offer exceeds the Outstanding 8.50% Notes Tender Limit, we will accept Outstanding 8.50% Notes tendered for purchase on a pro rata basis, and if there are no Private Placement Proceeds remaining after application of such proceeds to the Outstanding 3.25% Notes Tender Offer, no Outstanding 8.50% Notes will be accepted for purchase.

Upon expiration of the 3.25% Tender/Exchange Offer, we will promptly announce the results of the Tender Option, terminate the Outstanding 8.50% Notes Tender Offer if there are no Residual Private Placement Proceeds, amend the Outstanding 8.50% Notes Tender Offer if there are Residual Private Placement Proceeds to disclose the amount of Residual Private Placement Proceeds available to purchase Outstanding 8.50% Notes in the Outstanding 8.50% Notes Tender Offer, disseminate an amended prospectus and offer to purchase with information about the Outstanding 8.50% Notes Tender Offer and keep the Outstanding 8.50% Notes Tender Offer open for not less than ten business days after amendment of the offer and dissemination.

Q: Is there a minimum amount of Outstanding 3.25% Notes that must be tendered in the 3.25% Tender/Exchange Offer or a minimum amount of Outstanding 8.50% Notes that must be tendered in the Outstanding 8.50% Notes Tender Offer?

A: No, there is no minimum amount of Outstanding 3.25% Notes that must be tendered in the 3.25% Tender/Exchange Offer or minimum amount of Outstanding 8.50% Notes that must be tendered in the Outstanding 8.50% Notes Tender Offer for the Offers to be consummated. However, we may terminate the Offers if less than $30 million in aggregate principal amount of Outstanding 3.25% Notes have been tendered pursuant to the Exchange Option at the 3.25% Expiration Date.

Q: What are the benefits of exchanging my Outstanding 3.25% Notes for New Notes?

A: The interest rate on the New Notes is 8.50% per annum, as compared to 3.25% for the Outstanding 3.25% Notes; the New Notes will be our senior indebtedness, whereas the Outstanding 3.25% Notes are our subordinated obligations; and the New Notes will be secured by liens on all assets securing our senior secured credit facilities, which liens will rank junior in priority to the liens securing our senior secured credit facilities and other permitted priority liens, whereas the Outstanding 3.25% Notes are unsecured.

Q: Who may participate in the Offers?

A: Any holder of Outstanding 3.25% Notes may participate in the 3.25% Tender/Exchange Offer, and any holder of Outstanding 8.50% Notes may participate in the Outstanding 8.50% Notes Tender Offer.

Q: What will I receive in the 3.25% Tender/Exchange Offer if I tender my Outstanding 3.25% Notes and they are accepted for exchange or purchase?

A: For each $1,000 principal amount of Outstanding 3.25% Notes that you validly tender as part of the Exchange Option and we accept for exchange, you will receive $900 principal amount of New Notes. For each $1,000 principal amount of Outstanding 3.25% Notes that you validly tender as part of the Tender Option and we accept for purchase, you will receive cash in an amount equal to $800.

v

We will make the following adjustments so as not to issue New Notes in a principal amount other than in a minimum denomination of $2,000 or integral multiples of $1,000: the aggregate principal amount of New Notes to be issued to any holder pursuant to the Exchange Option after application of the exchange ratio of 0.9 or 90% to the amount of Outstanding 3.25% Notes accepted for exchange will be rounded down to the nearest integral multiple of $1,000, and any remainder will be paid in cash. Subject to the Outstanding 3.25% Notes Tender Limit, we will accept tenders from all holders participating in the Tender Option, provided that any person who holds less than $1,000 principal amount of Outstanding 3.25% Notes must tender all of its interests to participate in the Tender Option.

We will pay in cash all accrued and unpaid interest on Outstanding 3.25% Notes accepted for exchange or purchase in the 3.25% Tender/Exchange Offer, up to but excluding the date the 3.25% Tender/Exchange Offer is completed (the “3.25% Settlement Date”).

Your right to receive the applicable consideration in the 3.25% Tender/Exchange Offer is subject to all of the conditions described herein.

Q: What will I receive in the Outstanding 8.50% Notes Tender Offer if I tender my Outstanding 8.50% Notes and they are accepted for purchase?

A: For each $1,000 principal amount of Outstanding 8.50% Notes that you validly tender in the Outstanding 8.50% Notes Tender Offer and we accept for purchase, you will receive cash in an amount equal to $750. Subject to the Outstanding 8.50% Notes Tender Limit, we will accept tenders from all holders participating in the Outstanding 8.50% Notes Tender Offer, provided that any person who holds less than $1,000 principal amount of Outstanding 8.50% Notes must tender all of its interests to participate in the Outstanding 8.50% Notes Tender Offer.

We will pay in cash all accrued and unpaid interest on Outstanding 8.50% Notes accepted for purchase in the Outstanding 8.50% Notes Tender Offer, up to but excluding the date the Outstanding 8.50% Notes Tender Offer is completed (the “8.50% Settlement Date”).

Your right to receive the consideration in the Outstanding 8.50% Notes Tender Offer is subject to all of the conditions described herein.

Q: How will the Company fund the purchase of Outstanding 3.25% Notes and Outstanding 8.50% Notes?

A: We will fund the purchase of Outstanding 3.25% Notes pursuant to the Tender Option of the 3.25% Tender/Exchange Offer with the Private Placement Proceeds up to the Outstanding 3.25% Notes Tender Limit. If the Exchange Support Agreements are fulfilled, the Private Placement Proceeds will be sufficient to fully fund the purchase of Outstanding 3.25% Notes tendered in the 3.25% Tender/Exchange Offer up to the Outstanding 3.25% Notes Tender Limit. Pursuant to the Exchange Support Agreements, $41,558,000 aggregate principal amount of Outstanding 3.25% Notes is required to be tendered in the Exchange Option, subject to certain conditions, leaving no more than $34,685,000 aggregate principal amount of such notes that could be tendered for cash, for a total purchase price of $27,748,435. In the Exchange Support Agreements, we have received agreements to purchase not less than $28,171,000 aggregate principal amount of Private Notes and Warrants in the Private Placement for a purchase price of $27,748,435, all of the proceeds of which will be used to fund the purchase of the Outstanding 3.25% Notes and Outstanding 8.50% Notes, subject to the tender limits, with first priority being given to the purchase of Outstanding 3.25% Notes.

If there are Residual Private Placement Proceeds, those proceeds will be used to purchase Outstanding 8.50% Notes tendered pursuant to the Outstanding 8.50% Notes Tender Offer up to the Outstanding 8.50% Notes Tender Limit. Although we do not anticipate that additional funds will be required to fund the Outstanding 3.25%

Notes Tender Offer, if such funds are necessary, we will provide such additional funds from available cash on hand. There are no alternate sources of financing to fund the Outstanding 8.50% Notes Tender Offer if the Private Placement Proceeds cannot cover the purchase price for any Outstanding 8.50% Notes tendered for purchase.

Q: Have any holders of Outstanding 3.25% Notes or Outstanding 8.50% Notes indicated that they will participate in the Offers?

A: Prior to the commencement of the 3.25% Tender/Exchange Offer, certain holders of Outstanding 3.25% Notes have agreed to tender an aggregate principal amount of $21,039,000 of such notes for purchase in the Tender Option and to tender an aggregate principal amount of $41,558,000 of such notes for exchange in the Exchange Option, subject to certain conditions. No holders of Outstanding 8.50% Notes have agreed to participate in the Outstanding 8.50% Notes Tender Offer.

Q: What rights will I lose if I tender my Outstanding 3.25% Notes for exchange or purchase and Outstanding 8.50% Notes for purchase, and they are accepted?

A: If you validly tender your Outstanding 3.25% Notes and we accept them for purchase or exchange or if you validly tender your Outstanding 8.50% Notes and we accept them for purchase, you will lose any rights associated with being a holder of such notes, including but not limited to your right to require us to repurchase the Outstanding 3.25% Notes and Outstanding 8.50% Notes at par on January 15, 2013 and January 15, 2015, respectively, and your right to convert such notes into shares of our common stock at prescribed times and upon the satisfaction of certain conditions. You also will lose the right to receive interest accruing on or after the 3.25% Settlement Date or 8.50% Settlement Date, as applicable, and principal payments on such notes, your rights as a creditor of the Company with respect to those notes and your right to any and all claims you may have, now or in the future, arising out of or related to such notes. Please see “Risk Factors” for other possible consequences of participating in the Offers.

Q: May I tender only a portion of the Outstanding 3.25% Notes and/or Outstanding 8.50% Notes that I hold?

A: Yes. You do not have to tender all of your Outstanding 3.25% Notes and/or Outstanding 8.50% Notes to participate in the Offers. However, if you choose to tender less than all of your Outstanding 3.25% Notes in the 3.25% Tender/Exchange Offer, you must tender your notes in a minimum principal amount of $3,000 or integral multiples of $1,000 in excess thereof in the case of the Exchange Option, and in a principal amount of $1,000 or integral multiples of $1,000 in excess thereof in the case of the Tender Option, provided, however, that we will accept tenders in the Exchange Option in principal amounts of less than $3,000 and the Tender Option in principal amounts of less than $1,000 if such principal amount represents the holder’s entire interest. Likewise, if you choose to tender less than all of your Outstanding 8.50% Notes in the Outstanding 8.50% Notes Tender Offer, you must tender your notes in a minimum principal amount of $1,000 or integral multiples of $1,000 in excess thereof unless your entire interest is in a principal amount less than $1,000.

Q: If the Offers are consummated and I do not participate, I do not tender all of my Outstanding 3.25% Notes or all of my Outstanding 8.50% Notes, or not all of the Outstanding 3.25% Notes or Outstanding 8.50% Notes I tender are accepted for purchase or exchange, as applicable, how will my rights and obligations under my remaining Outstanding 3.25% Notes and Outstanding 8.50% Notes be affected?

A: The terms of your Outstanding 3.25% Notes and Outstanding 8.50% Notes that remain outstanding after the consummation of the Offers will not change as a result of the Offers.

Q: How will the Offers affect the trading market for the Outstanding 3.25% Notes that are not purchased or exchanged and Outstanding 8.50% Notes that are not purchased?

A: As Outstanding 3.25% Notes are tendered and accepted in the 3.25% Tender/Exchange Offer and Outstanding 8.50% Notes are tendered and accepted in the Outstanding 8.50% Notes Tender Offer, the principal amount of remaining Outstanding 3.25% Notes and Outstanding 8.50% Notes will decrease. This decrease could reduce the liquidity of the trading market for the Outstanding 3.25% Notes and Outstanding 8.50% Notes.

Q: What do you intend to do with the Outstanding 3.25% Notes and Outstanding 8.50% Notes that are purchased or exchanged in the Offers?

A: All Outstanding 3.25% Notes and Outstanding 8.50% Notes accepted in the Offers will be retired and canceled.

Q: Are you making a recommendation regarding whether I should participate in the Offers?

A: Neither we, our officers, our board of directors, the exchange agent, the information agent nor the dealer manager is making any recommendation as to whether you should choose to tender your Outstanding 3.25% Notes or Outstanding 8.50% Notes pursuant to the Offers. Further, we have not authorized anyone to make any recommendation. Accordingly, you must make your own determination as to whether to tender your Outstanding 3.25% Notes and/or Outstanding 8.50% Notes and, if so, the principal amount of Outstanding 3.25% Notes and/or Outstanding 8.50% Notes to tender and in the case of Outstanding 3.25% Notes, whether to tender into the Exchange Option or into the Tender Option. Before making your decision, we urge you to read this prospectus carefully in its entirety, including the information set forth under “Risk Factors.”

Q: What are the conditions to the 3.25% Tender/Exchange Offer and the Outstanding 8.50% Notes Tender Offer?

A: The Offers are subject to certain customary conditions described in “The Offers—Conditions to the Offers.” In addition, we may:

•

terminate the Outstanding 8.50% Notes Tender Offer and/or amend the 3.25% Tender/Exchange Offer to eliminate the Tender Option if there is a material adverse change in the results of operations, properties, assets, liabilities or condition (financial or otherwise) of the Company and its subsidiaries taken as a whole or that has or would reasonably be expected to prevent, materially delay or materially impair our ability to consummate the 3.25% Tender/Exchange Offer or Private Placement;

•	terminate the Offers if less than $30 million in aggregate principal amount of such notes have been tendered for exchange as of the 3.25% Expiration Date,

The Outstanding 8.50% Notes Tender Offer is subject to a financing condition, and we will terminate the Outstanding 8.50% Notes Tender Offer if there are no available Residual Private Placement Proceeds. Upon expiration of the Outstanding 3.25% Notes Tender Offer, we will promptly announce the amount of Residual Private Placement Proceeds available, if any. The Outstanding 8.50% Notes Tender Offer is also conditioned on PNC Bank National Association, as lender under our revolving credit facility, amending its consent to permit use of the Private Placement Proceeds to purchase the Outstanding 8.50% Notes pursuant to the Outstanding 8.50% Notes Tender Offer.

We may, subject to certain of our contractual agreements, waive certain conditions of the Offers. If any of the conditions of the 3.25% Tender/Exchange Offer are not satisfied or waived by the 3.25% Expiration Date, we will not complete the 3.25% Tender/Exchange Offer, but we may amend the 3.25% Tender/Exchange Offer if certain conditions of the 3.25% Tender/Exchange Offer are not satisfied or waived by the 3.25% Expiration Date to eliminate the Tender Option.

Q: What is the Expiration Date for the 3.25% Tender/Exchange Offer?

A: The 3.25% Tender/Exchange Offer will expire at 9:00 a.m., New York City time, on March 28, 2012, unless extended or earlier terminated by us.

Q: What is the Expiration Date for the Outstanding 8.50% Notes Tender Offer?

A: The Outstanding 8.50% Notes Tender Offer will expire at 9:00 a.m., New York City time, on April 12, 2012, unless extended or earlier terminated by us.

Q: Under what circumstances can the Offers be extended, amended or terminated?

A: We reserve the right, subject to certain of our contractual agreements and to applicable law, to extend, amend or terminate the Offers, by giving oral (promptly confirmed in writing) or written notice of the extension, termination or amendment to the exchange agent.

If we amend the Offers in a manner that we reasonably determine constitutes a material or significant change, we will extend the Offers for a period of five to ten business days, depending upon the significance of the amendment, if the Offers would otherwise have expired during the five- to ten-business-day period. If we extend the 3.25% Expiration Date, we will extend the 8.50% Expiration Date until not less than ten business days after the extended 3.25% Expiration Date. Any change in the consideration offered to holders of Outstanding 3.25% Notes and/or Outstanding 8.50% Notes in the Offers will be paid to all holders whose Outstanding 3.25% Notes and/or Outstanding 8.50% Notes have previously been tendered and are accepted for purchase or exchange pursuant to the Offers.

Q: How will I be notified if the Offers are extended, amended or terminated?

A: Any extension, amendment or termination will be followed promptly by a public announcement thereof which, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. For more information regarding notification of extensions, amendments or the termination of the Offers, see “The Offers—Expiration Dates; Extensions; Amendments.”

Q: How do I tender my Outstanding 3.25% Notes for purchase or exchange and my Outstanding 8.50% Notes for purchase in the Offers?

A: A holder who wishes to tender Outstanding 3.25% Notes pursuant to the 3.25% Tender/Exchange Offer and/or Outstanding 8.50% Notes pursuant to the Outstanding 8.50% Notes Tender Offer must deliver a fully completed letter of transmittal (as it may be supplemented or amended from time to time, the “3.25% Notes Letter of Transmittal” or “8.50% Notes Letter of Transmittal,” as applicable), or transmit an “agent’s message” to the exchange agent prior to 9:00 a.m., New York City time, on the 3.25% Expiration Date, in the case of the tender of Outstanding 3.25% Notes, or on the 8.50% Expiration Date, in the case of the tender of the Outstanding 8.50% Notes. If your Outstanding 3.25% Notes or Outstanding 8.50% Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to participate in the Offers, you should contact that registered holder promptly and instruct him, her or it to tender your Outstanding 3.25% Notes or Outstanding 8.50% Notes on your behalf. If you are a participant in The Depository Trust Company (“DTC”), you must electronically transmit your acceptance through DTC’s Automated Tender Offer Program (“ATOP”). A completed 3.25% Notes Letter of Transmittal or 8.50% Notes Letter of Transmittal, as applicable, need not accompany tenders effected through ATOP. Please carefully follow the instructions contained in this document on how to tender your Outstanding 3.25% Notes and/or Outstanding 8.50% Notes. See “The Offers—Procedures for Tender.” For further information on how to tender Outstanding 3.25% Notes and/or Outstanding 8.50% Notes, contact the information agent and exchange agent at the telephone number set forth on the back cover page of this prospectus or consult your broker, dealer, commercial bank, trust company or other nominee for assistance.

Q: How will I receive the New Notes if I choose to participate in the Exchange Option of the 3.25% Tender/Exchange Offer?

A: The New Notes will be issued in book-entry only form and will be represented by one or more permanent global certificates deposited with a custodian for, and registered in the name of a nominee of, DTC.

Q: What happens if some or all of my Outstanding 3.25% Notes and/or Outstanding 8.50% Notes are not accepted for purchase or exchange?

A: If any tendered Outstanding 3.25% Notes and/or Outstanding 8.50% Notes are not accepted because of an invalid tender, tenders of Outstanding 3.25% Notes for purchase in excess of the Outstanding 3.25% Notes Tender Limit, tenders of Outstanding 8.50% Notes in excess of the Outstanding 8.50% Notes Tender Limit, the occurrence of any other events described under “The Offers—Conditions to the Offers” or otherwise, we will credit the Outstanding 3.25% Notes and/or Outstanding 8.50% Notes not accepted to your account maintained with DTC promptly after the expiration or termination of the 3.25% Tender/Exchange Offer or Outstanding 8.50% Notes Tender Offer, as applicable .

Q: May I withdraw Outstanding 3.25% Notes and/or Outstanding 8.50% Notes previously tendered?

A: Yes, you may withdraw your tender of Outstanding 3.25% Notes at any time before the 3.25% Expiration Date, your tender of Outstanding 8.50% Notes at any time before the 8.50% Expiration Date and your tender of Outstanding 3.25% Notes and/or Outstanding 8.50% Notes after the expiration of 40 business days from the commencement of the Offers if we have not accepted such Outstanding 3.25% Notes or Outstanding 8.50% Notes for purchase or exchange as of that date. For more information, see “The Offers—Withdrawal and Revocation Rights.”

Q: How do I withdraw Outstanding 3.25% Notes and/or Outstanding 8.50% Notes previously tendered?

A: For a withdrawal or revocation to be effective, the holder must deliver to the exchange agent a written or facsimile notice of withdrawal of a tender or properly transmit to the exchange agent an agent’s message, which must be received by the exchange agent prior to the applicable withdrawal deadline. If the Outstanding 3.25% Notes and/or Outstanding 8.50% Notes to be withdrawn have been delivered or otherwise identified to the exchange agent, a signed notice of withdrawal is effective immediately upon receipt by the exchange agent of written or facsimile transmission of the notice of withdrawal (or receipt of a request via DTC) even if physical release is not yet effected. For more information regarding the procedures for withdrawal or revocation, see “The Offers—Withdrawal and Revocation Rights.”

Q: Will I have to pay any fees or commissions if I participate in the Offers?

A: We will pay or cause to be paid all transfer taxes with respect to the acceptance of any Outstanding 3.25% Notes for purchase or exchange and the acceptance of any Outstanding 8.50% Notes for purchase, unless the box titled “Special Issuance or Payment Instructions” on the 3.25% Notes Letter of Transmittal or 8.50% Notes Letter of Transmittal has been completed, as described in the instructions thereto. However, if your Outstanding 3.25% Notes or Outstanding 8.50% Notes are held through a broker or other nominee who tenders the Outstanding 3.25% Notes or Outstanding 8.50% Notes on your behalf, your broker may charge you a commission for doing so. You should consult with your broker or nominee to determine whether any charges will apply.

Q: What risks should I consider in deciding whether or not to tender my Outstanding 3.25% Notes and/or Outstanding 8.50% Notes?

A: In deciding whether to participate in the Offers, you should carefully consider the discussion of risks and uncertainties affecting us, the Offers and the New Notes that are described under “Risk Factors.”

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Q: What are the material U.S. federal income tax consequences of my participating in the Offers?

A: Please see “Material United States Federal Income Tax Consequences.” You should consult your own tax advisor for a full understanding of the tax consequences of participating in the Offers.

Q: Will the Company receive any cash proceeds from the Offers?

A: No, we will not receive any cash proceeds from the Offers.

Q: With whom may I talk if I have questions about the Offers?

A: If you have questions about the terms of the Offers, please contact Houlihan Lokey Capital, Inc., the dealer manager for the Offers (“Houlihan Lokey” or the “dealer manager”). If you have questions regarding the procedures for tendering Outstanding 3.25% Notes in the 3.25% Tender/Exchange Offer and/or Outstanding 8.50% Notes in the Outstanding 8.50% Notes Tender Offer or require assistance regarding this process, please contact D.F. King & Co., Inc., the information agent and exchange agent. The contact information for the dealer manager and the information agent and exchange agent is set forth on the back cover page of this prospectus. See also “Where You Can Find More Information.”

SUMMARY OF THE OFFERS

This summary highlights the information contained elsewhere in this prospectus. You should read the following summary together with the more detailed description of the terms of the Offers contained elsewhere in this prospectus. See “The Offers.”

The 3.25% Tender/Exchange Offer

The following is a brief summary of the terms of the 3.25% Tender/Exchange Offer. For a more complete description, see “The Offers.”

Purpose of the 3.25% Tender/Exchange Offer	We are conducting the 3.25% Tender/Exchange Offer to improve our financial flexibility by eliminating the repurchase (at the option of the holder) element of a portion of our indebtedness.

Material Differences Between the Outstanding 3.25% Notes and the New Notes	The material differences between the Outstanding 3.25% Notes and the New Notes are described below. This summary is qualified in its entirety by the information contained elsewhere in this prospectus and the documents governing the Outstanding 3.25% Notes and the New Notes, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part. For a more detailed description of the Outstanding 3.25% Notes and the New Notes, see “Description of the Outstanding 3.25% Notes” and “Description of the New Notes.”

•	the New Notes will be our senior indebtedness, whereas the Outstanding 3.25% Notes are our subordinated obligations;

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the New Notes will be secured by liens on all assets securing our senior secured credit facilities (other than certain excluded assets), which liens will rank junior in priority to the liens securing the senior secured credit facilities and other permitted priority liens, whereas the Outstanding 3.25% Notes are unsecured;

•	the interest rate on the New Notes is 8.50% per annum, as compared to 3.25% per annum for the Outstanding 3.25% Notes;

•	the maturity date of the New Notes is January 15, 2017, as opposed to a maturity date of January 15, 2026 for the Outstanding 3.25% Notes;

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the New Notes are not convertible into shares of our common stock, whereas each $1,000 principal amount of the Outstanding 3.25% Notes is convertible into 27.4499 shares of our common stock at an approximate conversion price of $36.43 per share at prescribed times and upon the satisfaction of certain conditions;

•	holders of the New Notes will not have the right to require us to repurchase the New Notes (except in connection with a change of control and out of the excess net cash proceeds of certain asset

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sales), whereas holders of the Outstanding 3.25% Notes have the right to require us to repurchase the Outstanding 3.25% Notes at par on each of January 15, 2013, January 15, 2016 and January 15, 2021;

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we may redeem all or part of the New Notes at any time by paying 100% of the principal amount redeemed, plus a make-whole premium as of, and accrued and unpaid interest on the principal amount redeemed to, the date of redemption (subject to the rights of holders of New Notes on the relevant record date to receive interest due on the relevant interest payment date), whereas the Outstanding 3.25% Notes are redeemable in whole or in part at our option at 100.46% of the principal amount redeemed if the redemption occurs during the 12-month period commencing on January 21, 2012, and 100.00% of the principal amount redeemed if the redemption occurs thereafter, plus accrued and unpaid interest on the principal amount redeemed (subject to the rights of holders of Outstanding 3.25% Notes on the relevant record date to receive interest due on an interest payment date that is also the redemption date); and

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the indenture governing the New Notes will contain certain covenants that, among other things, will limit our and our restricted subsidiaries’ ability to incur additional indebtedness, pay dividends on or make distributions in respect of capital stock or make certain other restricted payments or investments, enter into agreements that restrict distributions from restricted subsidiaries, sell or otherwise dispose of assets, including capital stock of restricted subsidiaries, enter into transactions with affiliates, create or incur liens and enter into operating leases, whereas the indenture governing the Outstanding 3.25% Notes does not contain such covenants.

Terms of the 3.25% Exchange Offer	Pursuant to the 3.25% Tender/Exchange Offer, holders of Outstanding 3.25% Notes may elect to receive:

(1) New Notes in an amount equal to $900 principal amount of New Notes for each $1,000 principal amount of Outstanding 3.25% Notes that are tendered and accepted for exchange (referred to herein as the “Exchange Option”). The New Notes will be issued in a minimum principal denomination of $2,000 and integral multiples of $1,000 in excess thereof. Holders of Outstanding 3.25% Notes must tender a minimum principal amount of $3,000 of Outstanding 3.25% Notes to participate in the Exchange Option, unless a holder tenders all of its interest. The aggregate principal amount of New Notes to be issued to any holder in the Exchange Option after application of the exchange ratio of 0.9 or 90% to the amount of Outstanding 3.25% Notes accepted for exchange will be rounded down to the nearest integral multiple of $1,000, and any remainder will be paid in cash.

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(2) cash, subject to the Outstanding 3.25% Notes Tender Limit, in an amount equal to $800 for each $1,000 principal amount of Outstanding 3.25% Notes that are tendered and accepted for purchase (referred to herein as the “Tender Option”). If an aggregate principal amount of Outstanding 3.25% Notes exceeding the Outstanding 3.25% Notes Tender Limit of $34,685,000 is tendered for purchase, we will accept the Outstanding 3.25% Notes tendered for purchase on a pro rata basis, or

(3) a combination of the Exchange Option and the Tender Option, subject to the Outstanding 3.25% Notes Tender Limit.

Outstanding 3.25% Notes tendered for exchange or purchase will bear interest at the existing rate of interest up to, but excluding, the 3.25% Settlement Date, which we will pay to tendering holders in cash. Effective on the 3.25% Settlement Date, we will no longer pay interest on any Outstanding 3.25% Notes that are accepted for exchange or purchase by us pursuant to the 3.25% Tender/Exchange Offer. Interest will begin to accrue on the New Notes commencing on the 3.25% Settlement Date. We will pay interest on the New Notes on a semi-annual basis on January 15 and July 15 of each year, with the first interest payment being due on July 15, 2012 (assuming a 3.25% Settlement Date prior to July 1, 2012).

Agreements to Participate	Prior to the commencement of the 3.25% Tender/Exchange Offer, certain holders of Outstanding 3.25% Notes have agreed to exchange an aggregate principal amount of $41,558,000 of such notes in the Exchange Option, subject to certain conditions. The notes covered by the Exchange Support Agreements represent not less than 54.51% of the Outstanding 3.25% Notes. In addition, certain holders of Outstanding 3.25% Notes have agreed to tender an aggregate principal amount of $21,039,000 of such notes in the Tender Option. The notes covered by the Tender Support Agreements represent not less than 27.59% of the Outstanding 3.25% Notes.

Conditions to the 3.25% Tender/Exchange Offer

We will not be required to accept any tendered Outstanding 3.25% Notes for purchase or exchange and may terminate or amend the 3.25% Tender/Exchange Offer if at any time before the expiration of the 3.25% Tender/Exchange Offer, we reasonably determine that the 3.25% Tender/Exchange Offer violates applicable law, any applicable interpretation of the staff of the Securities and Exchange Commission (the “SEC”) or any order of any governmental agency or court of competent jurisdiction. In addition, we may terminate the 3.25% Tender/Exchange Offer if less than $30 million in aggregate principal amount of such notes have been tendered for exchange at the 3.25% Expiration Date. See “The Offers – Conditions to the Offers.” We may, subject to applicable law and

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certain of our contractual agreements, waive certain conditions of the 3.25% Tender/Exchange Offer.

Expiration Date; Extension	The 3.25% Tender/Exchange Offer will expire at 9:00 a.m., New York City time, on March 28, 2012 (referred to herein as the “3.25% Expiration Date”) unless extended or earlier terminated by us. Subject to certain of our contractual agreements, we may extend the 3.25% Expiration Date. If we decide to extend the 3.25% Tender/Exchange Offer, we will announce the extension by press release or other permitted means no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled 3.25% Expiration Date.

Settlement Date	The settlement of the 3.25% Tender/Exchange Offer (referred to herein as the “3.25% Settlement Date”) will occur promptly after the 3.25% Expiration Date, as it may be extended, unless the 3.25% Tender/Exchange Offer is earlier terminated.

Withdrawal of Tenders	The Outstanding 3.25% Notes tendered pursuant to the 3.25% Tender/Exchange Offer may be withdrawn (1) at any time prior to the 3.25% Expiration Date and (2) after the expiration of 40 business days from the commencement of the 3.25% Tender/Exchange Offer if we have not accepted the Outstanding 3.25% Notes for exchange or purchase as of that date.

Procedures for Tender and Delivery	A holder who wishes to tender Outstanding 3.25% Notes pursuant to the 3.25% Tender/Exchange Offer must deliver a fully completed 3.25% Notes Letter of Transmittal or transmit an “agent’s message” to the exchange agent prior to 9:00 a.m., New York City time, on the 3.25% Expiration Date. We intend to accept all Outstanding 3.25% Notes validly tendered for exchange and not withdrawn or revoked as of the 3.25% Expiration Date and all Outstanding 3.25% Notes validly tendered for purchase and not withdrawn or revoked as of the 3.25% Expiration Date, subject to the Outstanding 3.25% Notes Tender Limit. We will issue the New Notes and pay the cash consideration promptly after the 3.25% Expiration Date, as such date may be extended, upon the terms and subject to the conditions described in this prospectus.

The Outstanding 3.25% Notes may be tendered by electronic transmission of acceptance through ATOP procedures for transfer. Custodial entities that are DTC participants must tender Outstanding 3.25% Notes through ATOP. A completed 3.25% Notes Letter of Transmittal need not accompany tenders effected through ATOP. Please carefully follow the instructions contained herein on how to tender your Outstanding 3.25% Notes. See “The Offers—Procedures for Tender.”

Amendment of the 3.25% Tender/ Exchange Offer

We reserve the right, in our reasonable discretion, to interpret or modify the terms of the 3.25% Tender/Exchange Offer, provided that we will comply with applicable laws that may require us to extend the

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period during which Outstanding 3.25% Notes may be tendered or withdrawn, as a result of changes in the terms of, or information relating to, the 3.25% Tender/Exchange Offer. These amendments may include elimination of the Tender Option if there is a material adverse change in the results of operations, properties, assets, liabilities or condition (financial or otherwise) of the Company and its subsidiaries taken as a whole or that has had or would reasonably be expected to prevent, materially delay or materially impair our ability to consummate the 3.25% Tender/Exchange Offer or the Private Placement.

Source of Funds for the Tender Option	We will use the Private Placement Proceeds to purchase Outstanding 3.25% Notes up to the Outstanding 3.25% Notes Tender Limit. If the Exchange Support Agreements are fulfilled, the Private Placement Proceeds will be sufficient to fully fund the purchase of Outstanding 3.25% Notes tendered in the Tender Option up to the Outstanding 3.25% Notes Tender Limit. Pursuant to the Exchange Support Agreements, $41,558,000 aggregate principal amount of Outstanding 3.25% Notes is required to be tendered in the Exchange Option, subject to certain conditions, leaving no more than $34,685,000 aggregate principal amount of such notes that could be tendered for cash, for a total purchase price of $27,748,435. In the Exchange Support Agreements, we have received agreements to purchase not less than $28,171,000 aggregate principal amount of Private Notes and Warrants in the Private Placement for a purchase price of $27,748,435, all of the proceeds of which will be used to first fund the purchase of Outstanding 3.25% Notes and Outstanding 8.50% Notes, subject to the tender limits, with first priority being given to purchase Outstanding 3.25% Notes. Although we do not anticipate that additional funds will be required to fund the Tender Option, if such funds are necessary, we will provide such additional funds from available cash on hand.

Use of Proceeds	We will not receive any cash proceeds in the 3.25% Tender/Exchange Offer. Any Outstanding 3.25% Notes that are validly tendered and accepted in exchange for New Notes or purchased for cash pursuant to the 3.25% Tender/Exchange Offer will be retired and canceled.

Fees and Expenses	We estimate that the total fees and expenses of the Offers will be approximately $3.9 million, which we will pay with cash on hand.

Certain U.S. Federal Income Tax Consequences

The U.S. federal income tax treatment of the 3.25% Tender/Exchange Offer is complex. If a holder of Outstanding 3.25% Notes tenders its notes for exchange pursuant to the Exchange Option, or tenders a portion of such notes for exchange pursuant to the Exchange Option and also tenders a portion of such notes for purchase pursuant to the Tender Option, whether such holder will recognize gain or loss on the exchange of Outstanding 3.25% Notes for New Notes will depend on

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whether the exchange qualifies as a reorganization for tax purposes. If the exchange qualifies as a reorganization, then such holder may recognize gain, but not loss, equal to the lesser of: (1) the sum of the cash payment and the issue price of a New Note, minus the holder’s adjusted tax basis in the Outstanding 3.25% Note; and (2) the amount of the cash payment. If the exchange does not qualify as a reorganization, then such holder will recognize gain or loss in an amount equal to the difference between the issue price of the New Notes plus cash received and the holder’s adjusted basis in its Outstanding 3.25% Notes. See “Material United States Federal Income Tax Consequences.”

Outstanding 3.25% Notes Not Tendered or Accepted	Any tendered Outstanding 3.25% Notes that are not accepted for exchange or purchase by us as described below will be credited to your DTC account without expense to you promptly after the expiration or termination of the 3.25% Tender/Exchange Offer. If you do not tender your Outstanding 3.25% Notes, or if your Outstanding 3.25% Notes are not accepted for exchange or purchase by us, you will continue to hold your Outstanding 3.25% Notes and you will be entitled to all the rights, and subject to all the limitations, applicable to the Outstanding 3.25% Notes.

Consequences If You Do Not Tender Your Outstanding 3.25% Notes	To the extent that any Outstanding 3.25% Notes are tendered, accepted and retired pursuant to the 3.25% Tender/Exchange Offer, the principal amount of remaining Outstanding 3.25% Notes will decrease. This decrease could reduce the liquidity of the trading market for the Outstanding 3.25% Notes.

Deciding Whether to Participate	Neither we, our officers, our board of directors, the exchange agent, the information agent nor the dealer manager is making any recommendation as to whether you should tender all or any portion of your Outstanding 3.25% Notes pursuant to the 3.25% Tender/Exchange Offer. Further, we have not authorized anyone to make any recommendation.

You should make your own decision as to whether you should tender your Outstanding 3.25% Notes, in whole or in part, and whether you should tender such notes into the Tender Option, the Exchange Option or both, after reading the information contained herein, including “Risk Factors,” and consulting with your advisors, if any, based on your own financial position and requirements.

Dealer Manager	Houlihan Lokey has been retained to act as the dealer manager in connection with the 3.25% Tender/Exchange Offer. Houlihan Lokey’s address and telephone number are provided on the back cover page of this prospectus. We will pay Houlihan Lokey a fee for its service as dealer manager. See “ Dealer Manager, Exchange Agent and Information Agent—Dealer Manager.”

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Exchange Agent	D.F. King & Co., Inc. has been retained to serve as the exchange agent for the 3.25% Tender/Exchange Offer. Its address and telephone number are provided on the back cover page of this prospectus. See “Dealer Manager, Exchange Agent and Information Agent—Exchange Agent and Information Agent.”

Information Agent	D.F. King & Co., Inc. has also been retained to serve as the information agent for the 3.25% Tender/Exchange Offer. Its address and telephone number are provided on the back cover page of this prospectus. See “Dealer Manager, Exchange Agent and Information Agent—Exchange Agent and Information Agent.”

Trading	Our common stock is listed on the NASDAQ Global Select Market under the symbol “HTCH.” The Outstanding 3.25% Notes are not listed on any national securities exchange or included in any automated quotation system, and we do not intend to list the New Notes on any securities exchange or include them in any automated quotation system.

Subsequent Purchases	Subject to certain of our contractual agreements, we and our subsidiaries or affiliates reserve the right, in our discretion and to the extent permitted by applicable law and certain contractual limitations, at any time and from time to time after the consummation or earlier termination of the 3.25% Tender/Exchange Offer (but in no event earlier than the eleventh day after the expiration of the 3.25% Tender/Exchange Offer), to acquire any Outstanding 3.25% Notes that are not tendered or are not accepted for exchange or purchase pursuant to the 3.25% Tender/Exchange Offer through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon terms, at prices (subject to certain maximum prices as set forth in the indenture governing the New Notes) and for consideration as we or our subsidiaries or affiliates may determine, or by redeeming the Outstanding 3.25% Notes in accordance with their terms and the terms of the indenture governing the Outstanding 3.25% Notes. In each case, the consideration for the Outstanding 3.25% Notes may be different from the consideration offered in the 3.25% Tender/Exchange Offer. There can be no assurance as to which, if any, of these alternatives or combinations thereof we and our subsidiaries or affiliates may choose to pursue in the future.

YOU SHOULD READ THIS PROSPECTUS AND THE 3.25% NOTES LETTER OF TRANSMITTAL CAREFULLY BEFORE MAKING A DECISION TO TENDER YOUR OUTSTANDING 3.25% NOTES PURSUANT TO THE 3.25% TENDER/EXCHANGE OFFER.

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The Outstanding 8.50% Notes Tender Offer

The following is a brief summary of the terms of the Outstanding 8.50% Notes Tender Offer. For a more complete description, see “The Offers.”

Purpose of the Outstanding 8.50% Notes Tender Offer	We are conducting the Outstanding 8.50% Notes Tender Offer to improve our financial flexibility by eliminating the repurchase (at the option of the holder) element of a portion of our indebtedness and to retire such indebtedness at a discount to par.

Terms of the Outstanding 8.50% Notes Tender Offer	For each $1,000 principal amount of Outstanding 8.50% Notes that are tendered and accepted for purchase, the holder will receive cash in an amount equal to $750. We will apply an amount of cash equal to the lesser of any Residual Private Placement Proceeds and $20.0 million (the aggregate principal amount of Outstanding 8.50% Notes that can be purchased with the lesser of the two such amounts being referred to herein as the “Outstanding 8.50% Notes Tender Limit”) to purchase the Outstanding 8.50% Notes. The maximum aggregate principal amount of Outstanding 8.50% Notes that may be purchased in the Outstanding 8.50% Notes Tender Offer is $26,666,000, which assumes that the Residual Private Placement proceeds equal or exceed $20.0 million. If the aggregate principal amount of Outstanding 8.50% Notes tendered for purchase exceeds the Outstanding 8.50% Notes Tender Limit, we will accept Outstanding 8.50% Notes tendered for purchase on a pro rata basis, and if there are no Private Placement Proceeds remaining after application of such proceeds to the purchase of Outstanding 3.25% Notes in the 3.25% Tender/Exchange Offer, no Outstanding 8.50% Notes will be accepted for purchase.

Outstanding 8.50% Notes tendered for purchase will bear interest at the existing rate of interest up to, but excluding, the 8.50% Settlement Date, which we will pay to tendering holders in cash. Effective on the 8.50% Settlement Date, we will no longer pay interest on any Outstanding 8.50% Notes that are accepted for purchase by us pursuant to the Outstanding 8.50% Tender Offer.

Conditions to the Outstanding 8.50% Notes Tender Offer

We will not be required to accept any Outstanding 8.50% Notes tendered for purchase and may terminate or amend the Outstanding 8.50% Notes Tender Offer if at any time before the expiration of the Outstanding 8.50% Notes Tender Offer, we reasonably determine that the Outstanding 8.50% Notes Tender Offer violate applicable law, any applicable interpretation of the staff of the SEC or any order of any governmental agency or court of competent jurisdiction. In addition, we may terminate the Outstanding 8.50% Notes Tender Offer if there is a material adverse change in the results of operations, properties, assets, liabilities or condition (financial or otherwise) of the Company and its subsidiaries taken as a whole or that has or would reasonably be expected to prevent, materially delay or

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materially impair our ability to consummate the 3.25% Tender/Exchange Offer or the Private Placement. We may terminate the Outstanding 8.50% Notes Tender Offer if less than $30 million in aggregate principal amount of Outstanding 3.25% Notes have been tendered for exchange at the 3.25% Expiration Date. In addition, the Outstanding 8.50% Notes Tender Offer is subject to a financing condition and we will terminate the Outstanding 8.50% Notes Tender Offer if there are no Residual Private Placement Proceeds. The Outstanding 8.50% Notes Tender Offer is also conditioned on PNC Bank National Association, as lender under our revolving credit facility amending its consent to permit use of the Private Placement Proceeds to purchase the Outstanding 8.50% Notes pursuant to the Outstanding 8.50% Notes Tender Offer. See “The Offers—Conditions to the Offers” for more information about conditions applicable to the Offers. We may, subject to applicable law and certain of our contractual agreements, waive certain conditions of the Offers.

Expiration Date; Extension	The Outstanding 8.50% Notes Tender Offer will expire at 9:00 a.m., New York City time, on April 12, 2012 (referred to herein as the “8.50% Expiration Date”), unless extended or earlier terminated by us. Subject to certain of our contractual agreements, we may extend the 3.25% Expiration Date and/or the 8.50% Expiration Date, and if the 3.25% Expiration Date is extended, we will extend the 8.50% Expiration Date until not less than five business days after the extended 3.25% Expiration Date. If we decide to extend the Outstanding 8.50% Notes Tender Offer, we will announce the extension by press release or other permitted means no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

Settlement Date	The settlement of the Outstanding 8.50% Notes Tender Offer (referred to herein as the “8.50% Settlement Date”) will occur promptly after the 8.50% Expiration Date, as it may be extended, unless the Outstanding 8.50% Notes Tender Offer is earlier terminated.

Withdrawal of Tenders	Outstanding 8.50% Notes tendered pursuant to the Outstanding 8.50% Notes Tender Offer may be withdrawn (1) at any time prior to the 8.50% Expiration Date and (2) after the expiration of 40 business days from the commencement of the Outstanding 8.50% Notes Tender Offer if we have not accepted such Outstanding 8.50% Notes for purchase as of that date.

Procedures for Tender and Delivery

A holder who wishes to tender Outstanding 8.50% Notes pursuant to the Outstanding 8.50% Notes Tender Offer must deliver a fully completed 8.50% Notes Letter of Transmittal or transmit an “agent’s message” to the exchange agent prior to 9:00 a.m., New York City time, on the 8.50% Expiration Date. We intend to accept all Outstanding 8.50% Notes validly tendered for purchase and not withdrawn or revoked as of the 8.50% Expiration Date, subject to the

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Outstanding 8.50% Notes Tender Limit. We will pay the cash consideration promptly after the 8.50% Expiration Date, as such date may be extended, upon the terms and subject to the conditions described in this prospectus.

The Outstanding 8.50% Notes may be tendered by electronic transmission of acceptance through ATOP procedures for transfer. Custodial entities that are DTC participants must tender Outstanding 8.50% Notes through ATOP. A completed 8.50% Notes Letter of Transmittal need not accompany tenders effected through ATOP. Please carefully follow the instructions contained herein on how to tender your Outstanding 8.50% Notes. See “The Offers—Procedures for Tender.”

Amendment of the Outstanding 8.50% Notes Tender Offer	We reserve the right, in our reasonable discretion, to interpret or modify the terms of the Outstanding 8.50% Notes Tender Offer, provided that we will comply with applicable laws that may require us to extend the period during which Outstanding 8.50% Notes may be tendered or withdrawn, as a result of changes in the terms of, or information relating to, the Outstanding 8.50% Notes Tender Offer.

Source of Funds	If there are Residual Private Placement Proceeds, those proceeds will be used to purchase Outstanding 8.50% Notes tendered pursuant to the Outstanding 8.50% Notes Tender Offer up to the Outstanding 8.50% Notes Tender Limit. There are no alternate sources of financing to fund the Outstanding 8.50% Notes Tender Offer if the Private Placement Proceeds cannot cover the purchase price for any Outstanding 8.50% Notes tendered for purchase hereby.

Use of Proceeds	We will not receive any cash proceeds from the Outstanding 8.50% Notes Tender Offer. Any Outstanding 8.50% Notes that are validly purchased for cash pursuant to the Outstanding 8.50% Notes Tender Offer will be retired and canceled.

Fees and Expenses	We estimate that the total fees and expenses of the Offers will be approximately $3.9 million, which we will pay with cash on hand.

Certain U.S. Federal Income Tax Consequences	The U.S. federal income tax treatment of the Outstanding 8.50% Notes Tender Offer is complex. See “Material United States Federal Income Tax Consequences.”

Outstanding 8.50% Notes Not Tendered or Accepted	Any tendered Outstanding 8.50% Notes that are not accepted for purchase by us will be credited to your DTC account without expense to you promptly after the expiration or termination of the Outstanding 8.50% Notes Tender Offer. If you do not tender your Outstanding 8.50% Notes, or if your Outstanding 8.50% Notes are not accepted for purchase by us, you will continue to hold such Outstanding 8.50% Notes and you will be entitled to all the rights, and subject to all the limitations, applicable to such Outstanding 8.50% Notes.

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Consequences If You Do Not Tender Your Outstanding 8.50% Notes	To the extent that any Outstanding 8.50% Notes are tendered, accepted and retired pursuant to the Outstanding 8.50% Notes Tender Offer, the principal amount of remaining Outstanding 8.50% Notes will decrease. This decrease could reduce the liquidity of the trading market for the Outstanding 8.50% Notes.

Deciding Whether to Participate	Neither we, our officers, our board of directors, the exchange agent, the information agent nor the dealer manager is making any recommendation as to whether you should tender all or any portion of your Outstanding 8.50% Notes pursuant to the Outstanding 8.50% Notes Tender Offer. Further, we have not authorized anyone to make any recommendation.

You should make your own decision as to whether you should tender your Outstanding 8.50% Notes, in whole or in part, after reading the information contained herein, including “Risk Factors,” and consulting with your advisors, if any, based on your own financial position and requirements.

Dealer Manager	Houlihan Lokey has been retained to act as the dealer manager in connection with the Outstanding 8.50% Notes Tender Offer. Houlihan Lokey’s address and telephone number are provided on the back cover page of this prospectus. We will pay Houlihan Lokey a fee for its services as dealer manager. See “Dealer Manager, Exchange Agent and Information Agent—Dealer Manager.”

Exchange Agent	D.F. King & Co., Inc. has been retained to serve as exchange agent. Its address and telephone number are provided on the back cover page of this prospectus. See “Dealer Manager, Exchange Agent and Information Agent—Exchange Agent and Information Agent.”

Information Agent	D.F. King & Co., Inc. has also been retained to serve as the information agent. Its address and telephone number are provided on the back cover page of this prospectus. See “Dealer Manager, Exchange Agent and Information Agent—Exchange Agent and Information Agent.”

Trading	The Outstanding 8.50% Notes are not listed on any national securities exchange or included in any automated quotation system.

Subsequent Purchases

Subject to certain of our contractual agreements, we and our subsidiaries or affiliates reserve the right, in our discretion and to the extent permitted by applicable law and certain contractual limitations, at any time and from time to time after the consummation or earlier termination of the Outstanding 8.50% Notes Tender Offer (but in no event earlier than the eleventh day after the expiration of the Outstanding 8.50% Notes Tender Offer), to acquire any Outstanding 8.50% Notes that are not tendered or are not accepted for purchase pursuant to the Outstanding 8.50% Notes Tender Offer through open

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market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon terms, at prices (subject to certain maximum prices as set forth in the indenture governing the New Notes) and for consideration as we or our subsidiaries or affiliates may determine, or by redeeming the Outstanding 8.50% Notes in accordance with their terms and the terms of the indenture governing the Outstanding 8.50% Notes. In each case, the consideration for the Outstanding 8.50% Notes may be different from the consideration offered in the Outstanding 8.50% Notes Tender Offer. There can be no assurance as to which, if any, of these alternatives or combinations thereof we and our subsidiaries or affiliates may choose to pursue in the future.

YOU SHOULD READ THIS PROSPECTUS AND THE 8.50% NOTES LETTER OF TRANSMITTAL CAREFULLY BEFORE MAKING A DECISION TO TENDER YOUR OUTSTANDING 8.50% NOTES PURSUANT TO THE OUTSTANDING 8.50% NOTES TENDER OFFER.

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